
July 17, 2012

Via E-mail
Frank J. Coyne
Chief Executive Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

> **Re: Verisk Analytics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 1, 2012**
> **Form 8-K/A Filed May 31, 2012**
> **File No. 001-34480**

Dear Mr. Coyne:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 31

1.   We note that you revised your presentation of EBITDA in response to a comment issued in connection with your Form 10-K for the fiscal year ended December 31, 2010. In this regard, we note you removed the "Acquisition related liabilities adjustment" from the presentation. Please note that your revised presentation currently does not adhere to the prescribed definition of EBITDA based on the adjustment for "Investment income and realized (gain)/loss on securities, net" reflected in the presentation. In future filings, please either revise your presentation to conform to the prescribed definition of EBITDA

or consider revising the title of this non-GAAP measure. Refer to Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Similar concerns apply to your Forms 8-K filed February 28, 2012 and May 1, 2012. As part of your response, please provide us with the disclosures you expect to include in future filings.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Executive Summary, page 34</u>

2.   Please consider expanding your executive summary in future filings to address known trends, demands, commitments, events and uncertainties, and to discuss how the foregoing are expected to affect your financial condition and results of operations, to the extent material. For example, we note your statements regarding the downturn in the U.S. property and casualty insurance industry, adverse conditions in the mortgage industry, and deterioration in U.S. and international credit markets on pages 17, 18 and 23, respectively. You appear, however, to provide minimal discussion in MD&A of whether such trends will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. Refer to SEC Release No. 33-8350. We note in this regard that the executive summary in your IPO registration statement on Form S-1 and your Form 10-K for the fiscal year ended December 31, 2009 included a subsection entitled "Trends Affecting Our Business." Please tell us what consideration you gave to providing similar, updated disclosure in your Form 10-K for your fiscal year ended December 31, 2011.

<u>Year Ended December 31, 2011 Compared to Year Ended December 31, 2010</u>

<u>Consolidated Results of Operations, page 38</u>

3.   We note that acquisitions represent a key component of your growth strategy and that you have acquired several businesses over the last three fiscal years. Please tell us what consideration you gave to including a detailed qualitative and quantitative discussion of the types of revenue and related costs that relate to acquisition activity. For example, to the extent material to an understanding of your results of operations, please discuss the acquired revenue by category as noted in the segment discussion of revenue categories on pages 44 and 45 as well by products or services. As a related matter, please tell us what consideration you gave to providing a more detailed discussion of organic revenue growth such as disclosure of renewal rates for existing customers. Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 62

4.   We note in your response to comment 44 in your letter dated October 7, 2008 relating to the Registration Statement on Form S-1 in connection with your initial public offering that product revenues for fiscal 2005, 2006 and 2007 did not meet the 10% threshold specified in Rule 5-03(b) of Regulation S-X for separate presentation on the face of the Statements of Operations. Based on your response, we note that the level of product revenue was nearing the threshold at the time. In view of the increases noted with revenue in categories that include term-based software license arrangements accounted for in accordance with ASC 985-605, please support the inapplicability of Rules 5-03.1 and 2 of Regulation S-X to us in quantified detail for the fiscal year ended December 31, 2011 and quarterly period ended March 31, 2012.

Note 9. Goodwill and Intangible Assets, page 78

5.   We note your disclosure that states, in part, that the fair value of certain reporting units exceeded their carrying value by a moderate amount and further that there were no goodwill impairment indicators after the date of the last annual impairment test. Please explain to us what you mean by *"moderate."* Given these disclosures, it would appear that you do not consider your assessment of fair value over carrying value for these reporting units to be a material known uncertainty as described under Item 303(a)(3)(ii) of Regulation S-K. Please confirm whether our understanding is correct.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements

Note 15. Condensed Consolidated Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page 17

6.   We note that in the first quarter of fiscal 2012 you adopted ASU No. 2011-05 regarding the presentation of comprehensive income. Please note that this guidance should similarly be applied to your condensed consolidating financial information. Please confirm that you will revise your future filings accordingly.

Form 8-K/A Filed May 31, 2012

Exhibit 99.2

7.   We note that you did not file the financial statements of MediConnect Global, Inc. as of and for the nine months ended December 31, 2010. Please tell us why you have not

provided these financial statements. Refer to Item 9.01(a) of Form 8-K and Rule 3-05(b) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant